UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                      SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                                   (Amendment No. 1)

                            REPUBLIC AUTOMOTIVE PARTS, INC.
                                    (Name of Issuer)

                                      Common Stock
                             (Title of Class of Securities)

                                        76028010
                                     (CUSIP Number)

                                   December 31, 1998
                (Date of Event Which Requires Filing of This Statement)

             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                       [x]  Rule 13d-1(b)

                       [ ]  Rule 13d-1(c)

                       [ ]  Rule 13d-1(d)


             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






     CUSIP No. 26028010              SCHEDULE 13G                    Page 2 of 6



       1   Name Of Reporting Person       VERISSIMO RESEARCH & MANAGEMENT, INC.

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A                                                        (b)  [ ]

       3   SEC USE ONLY


       4   Citizenship Or Place Of Organization

                                 California, United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                                -0-
         REPORTING        7    Sole Dispositive Power
        PERSON WITH
                                                     -0-

                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                            -0-

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]

       11   Percent Of Class Represented By Amount In Row 9

                                             0%

       12   Type Of Reporting Person*

                                             IA






     CUSIP No. 76028010              SCHEDULE 13G                    Page 3 of 6



       1   Name Of Reporting Person                             RONALD S. SLOAN

           IRS Identification No. Of Above Person

       2   Check The Appropriate Box If A Member Of A Group           (a)  [ ]
           N/A                                                        (b)  [ ]

       3   SEC USE ONLY



       4   Citizenship Or Place Of Organization

                                       United States

                          5    Sole Voting Power

                                                     -0-
         NUMBER OF
          SHARES          6    Shared Voting Power
        BENEFICIALLY
        OWNED BY EACH                                -0-
         REPORTING        7    Sole Dispositive Power
        PERSON WITH
                                                     -0-

                          8    Shared Dispositive Power

                                                     -0-

        9   Aggregate Amount Beneficially Owned By Each Reporting Person

                                            -0-

       10   Check Box If The Aggregate Amount In Row (9) Excludes Certain
            Shares*                                                        [ ]

       11   Percent Of Class Represented By Amount In Row 9

                                             0%

       12   Type Of Reporting Person*

                                             IN






             CUSIP No. 76028010           13G            Page 4 of 6 Pages




             Item 1(a).     Name of Issuer.

                       Republic Automotive Parts, Inc. (the "Issuer").

             Item 1(b).     Address of Issuer's Principal Executive
                            Offices.

                       500 Wilson Pike Circle, Suite 115
                       Brentwood, TN  37024-2088

             Item 2(a).     Names of Persons Filing.

                       Verissimo Research & Management, Inc.
                       ("Verissimo"), Ronald S. Sloan.

             Item 2(b). Address of Principal Business Office or, if none, Residence.

                       The business address of Verissimo and Ronald S. Sloan is P.O. Box 1551, Novato, CA 94948.

             Item 2(c).     Citizenship.

                       Verissimo is a California corporation and Ronald S. Sloan is a citizen of the United States.

             Item 2(d).     Title of Class of Securities.

                       Common Stock ("Common Stock").

             Item 2(e).     CUSIP Number.

                       76028010

             Item 3.   Type of Reporting Person.

                       Verissimo is an investment advisor registered under
                       Section 203 of the Investment Advisers Act of 1940. Ronald S. Sloan is its president and its sole shareholder.

             Item 4.   Ownership.

                       See Items 5 through 9 and Item 11 of the cover pages incorporated herein by reference.






             CUSIP No. 76028010           13G            Page 5 of 6 Pages




             Item 5.   Ownership of Five Percent or Less of a Class.

                       Verissimo and Ronald S. Sloan have each ceased to be a beneficial owner of more than five percent of the outstanding Common Stock of the issuer.

             Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                       Not applicable.

             Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                       Not applicable.

             Item 8.   Identification and Classification of Members of the
                       Group.

                       Not applicable.

             Item 9.   Notice of Dissolution of Group.

                       Not applicable.

             Item 10.  Certification.

                            By signing below, each of the undersigned
             certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






             CUSIP No. 76028010           13G            Page 6 of 6 Pages




                                       Signatures

                       After reasonable inquiry and to the best of my
             knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                      VERISSIMO RESEARCH & MANAGEMENT, INC.


                                      By:/s/ Ronald S. Sloan
                                         _________________________________

                                      Title: President
             DATED:  July 15, 1998


                                      /s/ Ronald S. Sloan
                                      ____________________________________
                                      RONALD S. SLOAN
             DATED:  July 15, 1998